UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

The information contained in this report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-274680).

The Report comprises the following:

Exhibits.

Number	Description

5.1	Opinion of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Product Partners L.P., as to the validity of the securities being issued.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Capital Product Partners L.P., with respect to certain tax matters.

23.1	Consent of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Product Partners L.P. (included in Exhibit 5.1)

23.2	Consent of Sullivan & Cromwell LLP, U.S. counsel to Capital Product Partners L.P. with respect to certain tax matters (included in Exhibit 8.1)

99.1	Press Release Announcing the Rights Offering.

99.2	Form of Rights Certificate.

99.3	Form of Instructions for Use of Rights Certificates of Capital Product Partners L.P.

99.4	Form of Letter to Record Holders of Common Units.

99.5	Form of Letter to Brokers, Banks or Other Nominee Holders of Capital Product Partners L.P.

99.6	Form of Nominee Holder Certification.

99.7	Form of Beneficial Owner Election Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: November 27, 2023	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.